                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13d
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                       Children's Broadcasting Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                168755-20-5
                  --------------------------------------------
                                 (CUSIP Number)

                             Brett D. Anderson, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8417
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 10, 1997
                ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.










___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                   Page 1 of 4

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CUSIP No.168755-20-5                   13D               Page  2   of   4  Pages
         ---------------                                      ---      ---

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christopher T. Dahl
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) / /
                                                                        (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                              7    SOLE VOTING POWER

                                   504,752
                              ------------------------------------------------

NUMBER OF
SHARES                        8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           22,500
EACH                          ------------------------------------------------
REPORTING
PERSON                        9   SOLE DISPOSITIVE POWER
WITH
                                   504,752
                              ------------------------------------------------

                              10  SHARED DISPOSITIVE POWER

                                   22,500
                              ------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     527,252
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:    Security and Issuer

      The Name of the Issuer is Children's Broadcasting Corporation and the address of its principal office is 724 First Street North, Minneapolis, Minnesota 55401. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Person beneficially owns 527,252 shares of Common Stock.


Item 2:    Identity and Background

      (a)  Christopher T. Dahl

      (b)  724 First Street North
           Minneapolis, Minnesota 55401

      (c) Chairman of the Board, President and Chief Executive Officer of the Issuer

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

      (f)  United States


Item 3:    Source and Amount of Funds or Other Consideration

           Not applicable.


Item 4:    Purpose of Transaction

      The Reporting Person acquired the shares of Common Stock of the Issuer reported herein for investment purposes. The Reporting Person has no present intention to purchase additional shares of Common Stock of the Issuer.

      The Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5:    Interest in Securities of the Issuer

      (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 527,252 shares of Common Stock constituting approximately 9.4% of outstanding Common Stock of the Issuer.

      (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 504,752 shares of Common Stock of the Issuer reported herein. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose to to direct the disposition of 22,500 shares of Common Stock of the Issuer reported herein.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           Not applicable.


Item 7:    Material to be Filed as Exhibits

           Not applicable.


                                    SIGNATURE

      After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Dated: December 30, 1996



                                             /s/ Christopher T. Dahl
                                             -----------------------------------
                                             Christopher T. Dahl
                                             Chairman of the Board, President
                                             and Chief Executive Officer of
                                             Children's Broadcasting Corporation


                                   Page 4 of 4